UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes the free translation of a material event sent by Sociedad Química y Minera de Chile S.A. to the Superintendencia de Valores y Seguros de Chile on August 08, 2006.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000

(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82___________

On August 08, 2006, the Registrant filed with the Superintendencia de Valores y Seguros of Chile (the “SVS”) a report that included information as to the Registrant’s consolidated financial condition and results of operations for the six-month period ended on June 30, 2006. Attached is a summary of such consolidated financial information included in the summary and in the report filed with the Superintendencia de Valores y Seguros of Chile. This financial information was prepared on the basis of accounting principles generally accepted in Chile and does not include a reconciliation of such information to accounting principles generally accepted in the United States of America.

THIS REPORT IS AN ENGLISH TRANSLATION OF, AND A CHILEAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES PRESENTATION OF, A SIX MONTH PERIOD ENDED JUNE 30, 2006 REPORT FILED WITH THE SUPERINTENDENCIA DE VALORES Y SEGUROS (SVS) IN CHILE, AND UNLESS OTHERWISE INDICATED, FIGURES ARE IN US DOLLARS.

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Santiago, Chile

June 30, 2006 and 2005

Consolidated Financial Statements

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

As of June 30, 2006 and 2005

and for the 6 month period ended June 30, 2006 and 2005

(A translation of the original in Spanish- see note 2 (a))

Contents

Consolidated Financial Statements

Ch$	-	Chilean pesos
ThCh $	-	Thousands of Chilean pesos
US$	-	United States dollars
ThUS$	-	Thousands of United States dollars
UF	-	The UF is an inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance, based on the change in the Consumer Price Index of the previous month.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets

(A translation of the original in Spanish- see note 2 (a))

		As of June 30,

	Note	2006	2005

		ThUS$	ThUS$
ASSETS
Current assets
Cash		27,152	14,483
Time deposits	4	155,975	18,780
Marketable securities	5	58,933	35,287
Accounts receivable, net	6	170,437	134,416
Other accounts receivable, net	6	6,786	11,049
Accounts receivable from related companies	7	63,457	64,006
Inventories, net	8	374,298	322,214
Recoverable taxes		20,428	32,620
Prepaid expenses		5,292	5,105
Deferred income taxes	16	6,078	—
Other current assets		18,057	8,682

Total current assets		906,893	646,642

Property, plant and equipment, net	9	892,457	721,830

Other Assets
Investments in related companies	10	20,828	19,051
Goodwill, net	11	40,931	16,712
Negative goodwill, net	11	—	(169)
Intangible assets, net		4,825	4,326
Long-term accounts receivable, net	6	297	332
Long-term accounts receivable from related companies	7	2,000	—
Other long-term assets	12	51,843	51,006

Total Other Assets		120,724	91,258

Total assets		1,920,074	1,459,730

The accompanying notes form an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Balance Sheets

(A translation of the original in Spanish- see note 2 (a))

		As of June 30,

	Note	2006	2005

		ThUS$	ThUS$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank debt	13	51,600	1,250
Current portion of long-term debt	13	204,996	4,865
Current portion of bonds payable	14	5,398	—
Dividends payable		262	208
Accounts payable		83,855	64,168
Other accounts payable		1,019	1,677
Notes and accounts payable to related companies	7	2,331	1,709
Accrued liabilities	15	23,987	27,290
Withholdings		8,553	4,434
Income taxes		9,447	14,277
Deferred income taxes	16	—	2,743
Deferred income		11,346	1,206
Other current liabilities		1,999	591

Total current liabilities		404,793	124,418

Long-term liabilities
Long-term bank debt	13	100,000	300,000
Long-term Obligations with the Public (Bonds)	14	298,434	—
Other accounts payable		928	998
Deferred income taxes	16	43,958	36,605
Staff severance indemnities	17	16,932	12,122

Total long-term liabilities		460,252	349,725

Minority interest	18	34,908	31,891

Shareholders’ equity
Paid-in capital	19	477,386	477,386
Other reserves	19	155,377	149,577
Retained earnings	19	387,358	326,733

Total shareholders’ equity		1,020,121	953,696

Total liabilities and shareholders’ equity		1,920,074	1,459,730

The accompanying notes form an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Statements of Income

(A translation of the original in Spanish- see note 2 (a))

		For the years ended June 30,

	Note	2006	2005

		ThUS$	ThUS$
Operating results
Sales		504,724	442,133
Cost of sales		(358,627)	(322,098)

Gross margin		146,097	120,035
Selling and administrative expenses		(33,116)	(31,019)

Operating income		112,981	89,016

Non-operating results
Non-operating income	21	9,965	8,488
Non-operating expenses	21	(27,301)	(25,378)

Non-operating loss		(17,336)	(16,890)

Income before income taxes		95,645	72,126
Income tax expense	16	(19,582)	(16,628)

Income before minority interest		76,063	55,498
Minority interest	18	(869)	(1,104)

Net income before negative goodwill		75,194	54,394
Amortization of negative goodwill	11	68	102

Net income for the year		75,262	54,496

The accompanying notes form an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Consolidated Statements of Cash Flows

(A translation of the original in Spanish- see note 2 (a))

		For the years ended June 30

		2006	2005

		ThUS$	ThUS$
Cash flows from operating activities
Net income for the year		75,262	54,496
Charges (credits) to income not representing cash flows
Depreciation expense		44,037	33,002
Amortization of intangible assets		732	244
Write-offs and accruals		8,051	13,003
Gain on equity investments in related companies		(1,144)	(1,764)
Loss on equity investments in related companies		131	35
Amortization of goodwill		1,369	673
Amortization of negative goodwill		(68)	(102)
(Profit) loss on sales of assets		(767)	—
Other credits to income not representing cash flows		(15,489)	(5,148)
Other charges to income not representing cash flows		52,287	45,977
Foreign exchange difference, net		3,096	3,136
Net changes in operating assets and liabilities:
(Increase) decrease in trade accounts receivable		11,370	(14,359)
Increase in inventories		(43,626)	(53,269)
Decrease in other assets		1,198	(7,925)
(Decrease) increase in accounts payable		(1,794)	(2,779)
Increase (decrease) in interest payable		3,889	330
Decrease in net income taxes payable		(29,105)	(15,213)
(Decrease) increase in other accounts payable		(7,312)	(8,865)
Decrease in VAT and taxes payable		1,303	(5,590)
Minority interest		869	(1,070)

Net cash provided from operating activities		104,289	34,812

Cash flows from financing activities
Proceeds from short term bank financing		136,281	100,000
Bonds payable		299,833	—
Payment of dividends		(74,481)	(51,540)
Repayment of bank financing		(171,281)	(6,000)
Payment of expenses for the issuance and placement of bonds payable		(6,629)	—

Net cash used in financing activities		183,723	42,460

Cash flows from investing activities
Sales of property, plant and equipment		10	—
Other investing income	25	25,182	740
Additions to property, plant and equipment		(104,722)	(74,345)
Capitalized interest		—	(1,928)
Purchase of permanent investments		(115,124)	(1,002)
Other disbursements		—	(666)

Net cash used in investing activities		(194,654)	(77,201)

Effect of inflation on cash and cash equivalents		998	983

Net change in cash and cash equivalents		94,356	1,054
Beginning balance of cash and cash equivalents		147,956	66,753

Ending balance of cash and cash equivalents		242,312	67,807

The accompanying notes from an integral part of these consolidated financial statements.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 1 – Company Background

Sociedad Química y Minera de Chile S.A. (the “Company”) was registered with the Chilean Superintendency of Securities and Insurance (“SVS”) on March 18, 1983.

Note 2 - Summary of Significant Accounting Policies

a)	Basis for the preparation of the consolidated financial statements

The accompanying consolidated financial statements have been prepared in U.S. dollars in accordance with accounting principles generally accepted in Chile (“Chilean GAAP”) and the regulations of the SVS. Certain accounting practices applied by the Company that conform with Chilean GAAP may not conform with generally accepted accounting principles in the United States (“US GAAP”). For the convenience of the reader, the consolidated financial statements and their accompanying notes have been translated from Spanish into English.

The consolidated financial statements include the accounts of Sociedad Química y Minera de Chile S.A. (the “Parent Company”) and subsidiaries (companies in which the Parent Company holds a controlling participation, generally equal to direct or indirect ownership of more than 50%). The Parent Company and its subsidiaries are referred to as the “Company”.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

a)	Basis for the preparation of the consolidated financial statements (continued)

In accordance with SVS Circular No. 1,697 and Technical Bulletins Nos. 64 and 72 of the Chilean Association of Accountants, the consolidated financial statements include the following subsidiaries:

	Direct or indirect ownership

	2006	2005

	%	%
Foreign subsidiaries:
Nitrate Corp. of Chile Limited (United Kingdom)	100.00	100.00
Soquimich SRL – Argentina	100.00	100.00
Nitratos Naturais do Chile Ltda. (Brazil)	100.00	100.00
SQM Europe NV (Belgium)	100.00	100.00
SQM North America Corp. (USA)	100.00	100.00
North American Trading Company (USA)	100.00	100.00
SQM Peru S.A.	100.00	100.00
SQM Corporation NV (Dutch Antilles)	100.00	100.00
S.Q.I. Corporation NV (Dutch Antilles)	100.00	100.00
Soquimich European Holding BV (Holland)	100.00	100.00
PTM - SQM Ibérica S.A. (Spain)	100.00	100.00
SQMC Holding Corporation LLP (USA)	100.00	100.00
SQM Ecuador S.A.	100.00	100.00
Cape Fear Bulk LLC (USA)	51.00	51.00
SQM Investment Corporation NV (Dutch Antilles)	100.00	100.00
SQM Brasil Ltda.	100.00	100.00
Royal Seed Trading Corporation AVV (Aruba)	100.00	100.00
SQM Japan Co. Ltda.	100.00	100.00
SQM Oceania PTY Limited (Australia)	100.00	100.00
SQM France S.A.	100.00	100.00
RS Agro-Chemical Trading AVV (Aruba)	100.00	100.00
SQM Comercial de México S.A. de C.V.	100.00	100.00
SQM Indonesia	80.00	80.00
SQM Virginia LLC (USA)	100.00	100.00
Agricolima S.A. de C.V. (Mexico)	100.00	100.00
SQM Venezuela S.A.	100.00	100.00
SQM Italia SRL (Italy)	100.00	95.00
Comercial Caiman Internacional S.A. (Cayman Islands)	100.00	100.00
Mineag SQM Africa Limited (South Africa)	100.00	100.00
Fertilizantes Olmeca y SQM S.A. de C.V. (Mexico)	100.00	100.00
Administración y Servicios Santiago S.A. de C.V. (Mexico)	100.00	100.00
SQM Lithium Specialties LLC (USA)	100.00	100.00
SQM Nitratos México S.A. de C.V.	51.00	51.00
Fertilizantes Naturales S.A.	66.67	—
SQM Dubai - FZCO	100.00	—
Iodine Minera B.V.	100.00	—

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

a)	Basis for the preparation of the consolidated financial statements (continued)
	Direct or indirect ownership

	2006	2005

	%	%
Domestic subsidiaries:
Servicios Integrales de Tránsitos y Transferencias S.A.	100.00	100.00
Soquimich Comercial S.A.	60.64	60.64
Isapre Norte Grande Ltda.	100.00	100.00
Almacenes y Depósitos Ltda.	100.00	100.00
Ajay SQM Chile S.A.	51.00	51.00
SQM Nitratos S.A.	99.99	99.99
Proinsa Ltda.	60.58	60.58
SQM Potasio S.A.	100.00	100.00
SQMC International Limitada	60.64	60.64
SQM Salar S.A.	100.00	100.00
SQM Industrial S.A.	100.00	100.00
Comercial Hydro S.A.	60.64	60.64
Minera Nueva Victoria S.A.	100.00	—
Exploraciones Mineras S.A.	100.00	—
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	100.00	—

All significant inter-company balances, transactions and unrealized gains and losses arising from transactions between these companies have been eliminated in consolidation.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

b)	Period

These consolidated financial statements have been prepared as of June 30, 2006 and 2005 and for the years then ended.

c)	Reporting currency and monetary correction

The financial statements of the Company are prepared in U.S. dollars. As a significant portion of the Company’s operations are transacted in U.S. dollars, the U.S. dollar is considered the currency of the primary economic environment in which the Company operates.

The Parent Company and those subsidiaries which maintain their accounting records in U.S. dollars are not required, or permitted, to restate the historical dollar amounts for the effects of inflation.

The financial statements of domestic subsidiaries, which maintain their accounting records in Chilean pesos have been restated to reflect the effects of variations in the purchasing power of Chilean pesos during the year. For this purpose, and in accordance with Chilean regulations, non-monetary assets and liabilities, equity and income statement accounts have been restated in terms of year-end constant pesos based on the change in the consumer price index during the year (1.1% and 1.0% in 2006 and 2005, respectively). The resulting net charge or credit to income arises as a result of the gain or loss in purchasing power from the holding of non-U.S. dollar denominated monetary assets and liabilities exposed to the effects of inflation.

Prior period financial statements presented for comparative purposes have not been restated to reflect the change in the purchasing power of the Chilean pesos during the most recent year-end. In accordance with Chilean GAAP, amounts expressed in U.S. dollars, including amounts included in the consolidated financial statements as determined in prior years from the translation of financial statements of those Chilean subsidiaries which maintain their accounting records in Chilean pesos, are not adjusted for price-level changes.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

d)	Foreign currency
i)	Foreign currency transactions

Monetary assets and liabilities denominated in Chilean pesos and other currencies have been translated to U.S. dollars at the observed exchange rates determined by the Central Bank of Chile in effect at each year-end of Ch$539.44 per US$1 at June 30, 2006 and Ch$579.00 per US$1 at June 30, 2005.

ii)	Translation of non-U.S. dollar financial statements

In accordance with Chilean GAAP, the financial statements of foreign and domestic subsidiaries that do not maintain their accounting records in U.S. dollars are translated from the respective local currencies to U.S. dollars in accordance with Technical Bulletin No. 64 and 72 of the Chilean Association of Accountants (“BT 64-BT 72”) as follows:

a)	For those subsidiaries and affiliates located in Chile which keep their accounting records in price-level adjusted Chilean pesos:
-	Balance sheet accounts are translated to U.S. dollars at the year-end exchange rate without eliminating the effects of price-level restatement.
-

Income statement accounts are translated to U.S. dollars at the average exchange rate each month. The monetary correction account on the income statement, which is generated by the inclusion of price-level restatement on the non-monetary assets and liabilities and shareholders’ equity, is translated to U.S. dollars at the average exchange rate for each month.

-

Translation gains and losses, as well as the price-level restatement to the balance sheet mentioned above, are included as an adjustment in shareholders’ equity, in conformity with Circular No. 1,697 of the SVS.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

b)	The financial statements of those foreign subsidiaries that keep their accounting records in currencies other than the U.S. dollar have been translated at historical exchange rates as follows:
-	Monetary assets and liabilities are translated at year-end exchange rates between the US dollar and the local currency.
-	All non-monetary assets and liabilities and shareholders’ equity are translated at historical exchange rates between the US dollar and the local currency.
-	Income and expense accounts are translated at average exchange rates between the US dollar and the local currency.
-	Any exchange differences are included in the results of operations for the period.
d)	Foreign currency (continued)

Foreign exchange differences for the period ended June 30, 2006 and 2005 generated net earnings (loss) of ThUS$ (3,096) and ThUS$ (3,136), respectively, which have been charged to the consolidated statements of income in each respective period.

The monetary assets and liabilities of foreign subsidiaries were translated into US dollars at the exchange rates per US dollar prevailing at June 30, as follows:

	2006	2005

Brazilian Real	2.16	2.35
New Peruvian Sol	3.26	3.25
Argentine Peso	3.08	2.89
Japanese Yen	115.24	110.62
Euro	0.79	0.83
Mexican Peso	11.40	10.76
Indonesian Rupee	9,290.00	9,290.00
Australian Dollar	1.35	1.32
Pound Sterling	0.54	0.52
South African Rand	7.14	6.72

The Company uses the “observed exchange rate”, which is the rate determined daily by the Chilean Central Bank based on the average exchange rates at which bankers conduct authorized transactions.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

e)	Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity of less than 90 days as of the closing date of the financial statements to be cash equivalents.

f)	Time Deposits

Time deposits are recorded at cost plus accrued interest.

g)	Marketable securities

Marketable securities are recorded at the lower of cost plus accrued interest or market value.

h)	Allowance for doubtful accounts

The Company records an allowance for doubtful accounts based on estimated probable losses.

i)	Inventories and materials

Inventories of finished products and work in process are valued at average production cost. Raw materials and products acquired from third parties are stated at average cost and materials-in-transit are valued at cost. All such values do not exceed net realizable values.

Inventories of non-critical spare parts and supplies are classified as other current assets, except for those items which the Company estimates to have a turnover period of one year or more, which are classified as other long-term assets.

j)	Income taxes and deferred income taxes

Prior to 2000, income taxes were charged to results in the same period in which the income and expenses were recorded and were calculated in accordance with the enacted tax laws in Chile and the other jurisdictions in which the Company operated.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

j)	Income and deferred taxes (continued)

Under Chilean law, the Parent Company and its subsidiaries are required to file separate tax declarations.

Beginning January 1, 2000, the Company records deferred income taxes in accordance with Technical Bulletin Nos. 60, 69, 71 and 73 of the Chilean Association of Accountants, and with Circular No. 1466 issued on January 27, 2000 by the SVS, recognizing the deferred tax effects of temporary differences between the financial and tax values of assets and liabilities, using the liability method. The effect of the temporary differences at March 31, 1999 were recorded in complementary asset and liability accounts, which are recognized in the statement of operations over the estimated period in which they reverse.

k)	Property, plant and equipment

Property, plant, equipment and property rights are recorded at acquisition cost, considering in general an average residual value of 5%, except for certain assets that were restated in accordance with a technical appraisal in 1989. Depreciation expense has been calculated using the straight-line method based on the estimated useful lives of the assets and is charged directly to expenses.

Property, plant and equipment acquired through financial lease agreements are accounted for at the present value of the minimum lease payments plus the purchase option based on the interest rate included in each contract. The Company does not legally own these assets and therefore cannot freely dispose of them.

In conformity with Technical Bulletin No. 31 and 33 of the Chilean Association of Accountants, the Company capitalizes interest cost associated with the financing of new assets during the construction period of such assets.

Maintenance costs of plant and equipment are charged to expenses as incurred.

The Company obtains property rights and mining concessions from the Chilean state. Other than minor filing fees, the property rights are usually obtained without initial cost, and once obtained, are retained by the Company as long as the annual fees are paid. Such fees, which are paid annually in June, are recorded as prepaid assets to be amortized over the following twelve months. Values attributable to these original mining concessions are recorded in property, plant and equipment.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

l)	Investments in related companies

Investments in related companies over which the Company has significant influence, are included in other assets and are recorded using the equity method of accounting, in accordance with SVS Circulars Nos. 368 and 1,697 and Technical Bulletins Nos. 64 and 72 issued by the Chilean Association of Accountants. Accordingly, the Company’s proportional share in the net income or loss of each investee is recognized in the non-operating income and expense classification in the consolidated statements of income on an accrual basis, after eliminating any unrealized profits from transactions with the related companies.

The translation adjustment to U.S. dollars of investments in domestic subsidiaries that maintain their accounting records and are controlled in Chilean pesos is recognized in other reserves within shareholders’ equity. Direct and indirect investments in foreign subsidiaries or affiliates are controlled in U.S. dollars.

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

m)	Goodwill and negative goodwill

Goodwill is calculated as the excess of the purchase price of companies acquired over their net book value, whereas negative goodwill occurs when the net book value exceeds the purchase price of companies acquired. Goodwill and negative goodwill resulting from equity method investments are maintained in the same currency in which the investment was made and are amortized based on the estimated period of investment return, generally 20 years.

n)	Intangible assets

Intangible assets are stated at cost plus acquisition expenses and are amortized over a period of up to a maximum of 40 years, in accordance with Technical Bulletin No. 55 of the Chilean Association of Accountants.

o)	Mining development cost

Expenses associated with mineral reserves under exploitation are included within Inventories and are amortized according to estimated reserves of minerals and expenses associated with future reserves are presented within Other long-term assets.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 2 - Summary of Significant Accounting Policies (continued)

p)	Accrued employee severance

The Company calculates the liability for staff severance indemnities based on the present value of the accrued benefits for the actual years of service worked assuming average employee tenure of 24 years and a real annual discount rate of 8%.

q)	Vacations

The cost of employee vacations is recognized in the financial statements on an accrual basis.

r)	Sellback operations

These operations are registered in Other Current Assets at the amount of the purchase. Starting at the purchase date, the respective interest is recorded in accordance with SVS Circular 768.

s)	Dividends

Dividends are generally declared in U.S. dollars but are paid in Chilean pesos.

t)	Derivative Contracts

The Company maintains derivative contracts to hedge against movements in foreign currencies, which are recorded in conformity with Technical Bulletin No. 57 of the Chilean Association of Accountants. Such contracts are recorded at fair value with net losses recognized on the accrual basis and gains recognized when realized.

u)	Reclassifications

For comparison purposes, certain reclassifications have been made to the 2005 financial statements.

v)	Revenue recognition

Revenue is recognized on the date goods are physically delivered or when they are considered delivered according to the terms of the contract.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

w)	Computer software

Computational systems developed internally using the Company’s personnel and materials are charged to income during the year in which the expenses are incurred. In accordance with Circular No. 981 dated December 28, 1990 of the SVS, computer systems acquired by the Company are recorded at cost.

x)	Research and development expenses

Research and development cost are charged to the income statement in the period in which they are incurred. Property, plant and equipment that are acquired for use in research and development activities and determined to provide additional benefits to the Company are recorded in property, plant and equipment.

z)	Obligations with the public (bonds payable)

Bonds are stated at the amount of principal owed plus interest accrued. The difference between the carrying value and the placement value is capitalized and amortized over the term in which bonds expire.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 3 - Changes in Accounting Principles

a) Changes in Accounting Principles

Up to December 31, 2005, the financial statements of the subsidiary Fertilizantes Naturales S.A. were considered in consolidation given that the Company maintained the control of this subsidiary (due to its right to manage this subsidiary’s financial and operating policies). Beginning on January 1, 2006, the Company no longer controls this subsidiary and therefore the aforementioned subsidiary has been excluded from consolidation in accordance with letters a) to d) of No.6 in Attachment 1 to Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

There were no other changes in the accounting principles used by the Company during 2006 and 2005.

b) Reformulation of 2005 Financial Statements

For comparison purposes, the financial statements as of June 30, 2005 have been reformulated excluding and incorporate the following assets and liabilities of Fertilizantes Naturales S.A respectively. Consequently, assets and liabilities excluded and included are detailed as follows:

Fertilizantes Naturales S.A.

ThUS$
Current Asset	11,203
Property, Plant and Equipment	64
Other Assets	71
Current Liability	10,868
Results	67

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 4 - Time Deposits

Institution which receives the deposit	Type of deposit	Origin currency	Interest rate	Placement date	Expiration date	Principal owed ThUS$	Interest accrued to-date ThUS$	Current year balance ThUS$	Prior year balance ThUS$

Banco Crédito e Inversiones	Fixed term	USD	5.02%	04 – 05 – 2006	07 – 05 – 2006	40,000	480	40,480	0
Banco Santander – Santiago	Fixed term	USD	0.38%	06 – 07 – 2005	07 – 11 – 2005	0	0	0	12,304
Banco Santander – Santiago	Fixed term	USD	5.40%	04 – 05 – 2006	09 – 07 – 2006	22,000	284	22,284	0
Banco Santander – Santiago	Fixed term	USD	5.40%	04 – 05 – 2006	09 – 08 – 2006	22,000	284	22,284	0
Banco Santander – Santiago	Fixed term	USD	5.40%	04 – 05 – 2006	09 – 11 – 2006	22,000	284	22,284	0
Banco Santander – Santiago	Fixed term	USD	5.40%	04 – 05 – 2006	09 – 12 – 2006	22,000	284	22,284	0
Banco Santander – Santiago	Fixed term	USD	5.40%	04 – 05 – 2006	09 – 13 – 2006	22,000	284	22,284	0
Citibank N.A.	Overnight	USD	3.10%	06 – 30 – 2005	07 – 01 – 2005	0	0	0	235
Citibank N.A.	Overnight	USD	3.10%	06 – 30 – 2005	07 – 01 – 2005	0	0	0	1,620
Citibank N.A.	Overnight	USD	3.56%	06 – 30 – 2006	07 – 03 – 2006	577	0	577	0
Citibank N.A.	Overnight	USD	3.10%	06 – 30 – 2005	07 – 01 – 2005	0	0	0	1,632
Citibank N.A.	Overnight	USD	3.56%	06 – 30 – 2006	07 – 03 – 2006	2,078	0	2,078	0
Citibank N.A.	Overnight	USD	3.10%	06 – 30 – 2005	07 – 01 – 2005	0	0	0	1,537
Citibank N.A.	Overnight	USD	3.56%	06 – 30 – 2006	07 – 03 – 2006	1,127	0	1,127	0
Bank Boston N.A.	Fixed term	USD	16.32%	12 – 08 – 2004	12 – 05 – 2005	0	0	0	91
Banco Unibanco S.A.	Demand deposit	Brazilian real	1.17%	01 – 08 – 2003	12 – 23 – 2005	0	0	0	15
Banco Unibanco S.A.	Demand deposit	Brazilian real	1.17%	07 – 06 – 2004	06 – 21 – 2006	0	0	0	1
Nedbank	Fixed term	ZAR	4.95%	02 – 28 – 2006	04 – 01 – 2006	4	0	4	0
Citibank N.A.	Overnight	USD	3.56%	06 – 30 – 2006	07 – 03 – 2006	241	0	241	0
Citibank N.A.	Overnight	USD	3.10%	06 – 30 – 2005	07 – 01 – 2005	0	0	0	1,298
BBVA Banco Bilbao Vizcaya Argentaria	Fixed term	Euro	1.37%	03 – 31 – 2004	11 – 02 – 2006	48	0	48	0
BBVA Banco Bilbao Vizcaya Argentaria	Fixed term	Euro	1.37%	03 – 31 – 2004	11 – 02 – 2006	0	0	0	47

Total								155,975	18,780

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 5 - Marketable Securities

As of June 30 marketable securities are detailed as follows:

	2006	2005

	ThUS$	ThUS$

Mutual funds	58,933	35,287

Total	58,933	35,287

Mutual funds consist of investments with Citibank in highly liquid funds invested in fixed-rate debt in the United States.

Note 6 - Short-term and long-term Accounts Receivable

a)	Short term and long-term accounts receivable and other accounts receivable as of June 30 are detailed as follows:

	Up to 90 days		Between 90 days and 1 year		Total Short-term (net)

	2006	2005	2006	2005	2006	2005

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Short-term
Trade accounts receivable	126,593	98,898	24,284	18,260	150,877	117,158
Allowance for doubtful accounts					(8,083)	(9,080)
Notes receivable	25,280	23,633	6,246	5,671	31,526	29,304
Allowance for doubtful accounts					(3,883)	(2,966)

Accounts receivable, net					170,437	134,416

Other accounts receivable	5,848	10,910	1,618	867	7,466	11,777
Allowance for doubtful accounts					(680)	(728)

Other accounts receivable, net					6,786	11,049

Long-term receivables					297	332

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 6 - Short-term and Long-term Accounts Receivable (continued)

Consolidated Short-term and Long-term Receivables – by Geographic Location

	Chile		Europe, Africa and the Middle East		Asia and Oceania		USA, Mexico and Canada		Latin America and the Caribbean		Total

	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Net short-term trade accounts receivable
Balance	28,770	24,467	42,199	30,064	8,852	5,410	31,790	29,337	31,183	18,800	142,794	108,078
% of total	20.15%	22.64%	29.55%	27.82%	6.20%	5.01%	22.26%	27.14%	21.84%	17.39%	100.00%	100.00%

Net short-term notes receivable
Balance	17,162	17,176	5,761	3,913	293	609	956	883	3,471	3,757	27,643	26,338
% of total	62.08%	65.21%	20.84%	14.86%	1.06%	2.31%	3.46%	3.36%	12.56%	14.26%	100.00%	100.00%

Net short-term other accounts receivable
Balance	2,834	3,423	1,328	3,658	79	98	2,289	3,720	256	150	6,786	11,049
% of total	41.76%	30.98%	19.57%	33.10%	1.16%	0.89%	33.74%	33.67%	3.77%	1.36%	100.00%	100.00%

Subtotal short-term accounts receivable, net
Balance	48,766	45,066	49,288	37,635	9,224	6,117	35,035	33,940	34,910	22,707	177,223	145,465
% of total	27.52%	30.98%	27.81%	25.87%	5.20%	4.21%	19.77%	23.33%	19.70%	15.61%	100.00%	100.00%

Long-term accounts receivable, net
Balance	282	245	—	72	—	—	—	—	15	15	297	332
% of total	94.95%	73.79%	—	21.69%	—	—	—	—	5.05%	4.52%	100.00%	100.00%

Total short and long-term accounts receivable, net
Balance	49,048	45,311	49,288	37,707	9,224	6,117	35,035	33,940	34,925	22,722	177,520	145,797
% of total	27.63%	31.08%	27.76%	25.86%	5.20%	4.20%	19.74%	23.28%	19.67%	15.58%	100.00%	100.00%

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 7 - Balances and Transactions with Related Parties

Accounts receivable from and payable to related companies are stated in US dollars and accrue no interest.

Transactions are made under terms and conditions which are similar to those offered to unrelated third parties.

a)	Amounts included in balances with related parties as of June 30, 2006 and 2005 are as follows:

	Short-term		Long-term

Accounts receivable	2006	2005	2006	2005

	ThUS$	ThUS$	ThUS$	ThUS$
Ajay Europe S.A.R.L.	4,319	2,663	—	—
Nutrisi Holding N.V.	1,545	1,470	—	—
Generale de Nutrition Vegetale S.A.	132	132	—	—
Abu Dhabi Fertilizer Ind. WLL	2,600	5,039	2,000	—
Doktor Tarsa –SQM Turkey	11,316	9,712	—	—
Yara North America	9,794	9,674	—	—
Yara Iberian S.A.	2,422	2,728	—	—
Sales de Magnesio S.A.	36	42	—	—
Soc. Inv. Pampa Calichera S.A.	8	—	—	—
Ajay North America LLC	3,158	2,670	—	—
Yara International Asia Trade Pte Ltd	1,482	—	—	—
Yara France S.A.	35	50	—	—
Yara Poland SP	533	445	—	—
Yara Benelux B.V	714	590	—	—
Yara Hellas S.A.	694	928	—	—
Yara UK Ltd.	322	443	—	—
Yara GMBH & CO KG	568	493	—	—
Yara AB	70	96	—	—
Yara Colombia Ltda.	724	707	—	—
Yara International ASA	6,015	308	—	—
Yara Norge	13	7	—	—
Yara CZECH Republic	16	12	—	—
Yara International Australia PTY	668	730	—	—
Yara France BU Africa	542	775	—	—
NU3 B.V.	1,400	902	—	—
Yara Argentina S.A.	6,114	6,817	—	—
Yara Fertilizers (Filipinas)	—	11	—	—
Yara International Asia Trade (Vietnam)	21	58	—	—
Yara International Asia Trade (Singapur)	—	1,680	—	—
Yara Fertilizers (New Zealand)	121	79	—	—
PCS Sales Inc.	16	25	—	—
Yara France BU Latin America	—	2,760	—	—
Yara International Wholesale Spec. South Africa	—	3,173	—	—
Yara Italia SPA	58	75	—	—
Yara East Africa Limited	140	626	—	—
Adubo Trevo	252	530	—	—
SQM East Med Turkey	13	—	—	—
Fertilizantes Naturales S.A.	—	233	—	—
Impronta SRL	7,596	7,323	—	—

Total	63,457	64,006	2,000	—

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 7 - Balances and Transactions with Related Parties (continued)

a)	Amounts included in balances with related parties as of June 30, 2006 and 2005, continued:

	Short-term

Accounts payable	2006	2005

	ThUS$	ThUS$
NU3 N.V.	647	944
Yara Fertilizantes Ltda.	153	765
Yara France BU Latin America	356	—
Charlee SQM Thailand co.	175	—
Inversiones PCS Chile Ltda.	1,000	—

Total	2,331	1,709

There were no outstanding long-term accounts payable with related parties as of June 30, 2006 and 2005

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 7 - Balances and Transactions with Related Parties (continued)

b)	During 2006 and 2005, principal transactions with related parties were as follows:

Company	Relationship	Type of transaction	Amount of Transaction		Impact on income (charge) credit

			2006	2005	2006	2005

			ThUS$	ThUS$	ThUS$	ThUS$
NU3 N.V.	Indirect	Sales of products	3,971	3,009	1,565	1,023
Doktor Tarsa	Indirect	Sales of products	7,962	7,885	2,677	2,310
Abu Dhabi Fertilizer WLL	Indirect	Sales of products	1,403	1,153	425	380
Ajay Europe S.A.R.L.	Indirect	Sales of products	6,869	3,975	3,085	2,117
NU3 B.V.	Indirect	Sales of products	3,838	3,433	1,491	372
Impronta SRL	Indirect	Sales of products	2,982	2,567	1,133	998
Ajay North America LLC	Indirect	Sales of products	8,706	6,549	4,280	3,544
Adubo Trevo S.A.	Shareholder	Sales of products	1,573	2,006	685	864
Yara Business Support	Shareholder	Services	2,250	2,050	(2,250)	(2,050)
Yara Hellas S.A.	Shareholder	Sales of products	1,323	1,069	454	360
Yara Argentina S.A.	Shareholder	Sales of products	10,423	7,797	3,660	2,413
Yara UK Ltd.	Shareholder	Sales of products	802	907	256	114
Yara Int. Asia Trade PTE Ltd.	Shareholder	Sales of products	3,491	4,747	1,205	1,267
Yara Benelux B.V.	Shareholder	Sales of products	5,241	4,759	1,225	1,101
Yara Int. Australia Ltd.	Shareholder	Sales of products	967	1,397	320	237
Yara Iberian S.A.	Shareholder	Sales of products	4,478	4,699	1,851	1,793
Yara Colombia Ltda.	Shareholder	Sales of products	1,784	2,974	579	1,547
Yara Plant Nutri Poland	Shareholder	Sales of products	1,089	1,022	420	136
Yara GMBH & Co Kg	Shareholder	Sales of products	1,168	1,075	447	180
Yara France	Shareholder	Sales of products	4,388	5,344	1,451	1,562
Yara France BU Africa	Shareholder	Sales of products	1,177	7,033	255	2,485
Yara North America	Shareholder	Sales of products	26,300	25,436	6,481	8,685
Yara Fertilizers Brasil	Shareholder	Sales of products	4,184	—	1,732	—
Yara International Wholesale	Shareholder	Sales of products	—	9,767	—	2,259
Yara Internacional ASA	Shareholder	Sales of products	12,213	1,834	3,542	358

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 8 - Inventories

Net inventories are summarized as follows:

	2006	2005

	ThUS$	ThUS$
Finished products	234,946	206,427
Work in process	120,745	99,650
Supplies	18,607	16,137

Total	374,298	322,214

Note 9 - Property, Plant and Equipment

Property, plant and equipment are summarized as follows:

	2006	2005

	ThUS$	ThUS$
Land
Land	67,750	20,003
Mining Concessions	30,787	44,183

	98,537	64,186

Buildings and infrastructure
Buildings	167,907	163,583
Installations	207,803	178,011
Construction-in-progress	211,429	84,098
Other	176,951	172,533

	764,090	598,225

Machinery and Equipment
Machinery	455,525	416,960
Equipment	123,565	99,479
Project-in-progress	10,113	29,805
Other	18,101	18,626

	607,304	564,870

Other fixed assets
Tools	8,840	8,640
Furniture and office equipment	14,600	14,392
Project-in-progress	16,704	14,276
Other	12,782	7,878

	52,926	45,186

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 9 - Property, Plant and Equipment (continued)

	2006	2005

	ThUS$	ThUS$
Amounts relating to technical revaluation of fixed assets
Land	7,839	7,839
Buildings and infrastructure	41,439	41,439
Machinery and equipment	12,091	12,091
Other assets	53	53

	61,422	61,422

Total property, plant and equipment	1,584,279	1,333,889

Less: Accumulated depreciation
Buildings and infrastructure	(279,967)	(235,451)
Machinery and equipment	(338,283)	(312,201)
Other fixed assets	(37,292)	(29,449)
Technical appraisal	(36,280)	(34,958)

Total accumulated depreciation	(691,822)	(612,059)

Net property, plant and equipment	892,457	721,830

	2006	2005

	ThUS$	ThUS$
Depreciation for the year ended June 31:
Buildings and infrastructure	(19,500)	(14,548)
Machinery and equipment	(20,362)	(17,000)
Other fixed assets	(3,436)	(840)
Technical revaluation	(739)	(614)

Total depreciation	(44,037)	(33,002)

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 9 - Property, Plant and Equipment (continued)

The Company has capitalized assets obtained through leasing, which are included in other fixed assets and are as follows:

	2006	2005

	ThUS$	ThUS$
Administrative office buildings	2,086	2,086
Accumulated depreciation	(565)	(496)

Total assets in leasing	1,521	1,590

The administrative office buildings were acquired for 230 installments of UF 663.75 each and an annual, contractually established interest rate of 8.5%.

The vehicles were acquired for 36 installments of ThUS$ 98 each.

Note 10 - Investments in and Receivables from Related Parties

a)	Information on foreign investments

There are no plans for the foreign investments to pay dividends, as it is the Company’s policy to reinvest those earnings.

The Company has not designated their foreign investments as net investment hedges.

b)	Transactions executed in 2006

* At the First General Extraordinary Shareholders’ Meeting of SQM Industrial S.A. held on January 9, 2006, the shareholders approved the merger of SQM Procesos S.A. (dissolved) to the successor company SQM Industrial S.A., which acquires all the rights, shares, exceptions, assets, liabilities, obligations, shareholders’ equity, shareholders and remaining assets and expectations of SQM Procesos S.A. This merger generates each and every of its effects beginning on January 1, 2006.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

* On January 19, 2006, Sociedad Química y Minera de Chile S.A. and SQM Potasio S.A. acquired 7,021,169 and 70,921 shares, respectively of DSM Minera S.A. and its subsidiary Exploraciones Minera S.A. for the sum of ThUS$101,156 in cash (equivalent to ownership of 99% and 1%, respectively).

This investment has been stated using the equity method under the acquisition method in accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and the standards established in Circular No. 1,697 issued by the SVS. Accordingly, the Company conducted a preliminary evaluation of assets and liabilities in the consolidated financial statements of DSM Minera S.A. as of December 31, 2005. This generated goodwill of ThUS$2,576, which will be amortized over a period of 20 years.

The Company will continue to review the valuation at fair value using the term allowed to refine the adjustment as provided in paragraph No. 66 in Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

In this manner, assets and liabilities and shareholders’ equity included in consolidation at their respective fair values as of June 30, 2006 are as follows:

ThUS$

Current assets	65,054
Property, plant and equipment	43,058
Other assets	8,822
Current liabilities	10,195
Long-term liabilities	495
Shareholders’ equity	106,244

* On January 19, 2006, Soquimich European Holding B.V. acquired 100% of the 20,403 shares of DSM Minera BV. For a sum of ThUS$13,840 in cash.

This investment has been stated using the equity method under the acquisition method in accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and the standards established in Circular No. 1,697 issued by the SVS. Accordingly, the Company conducted a preliminary evaluation of assets and liabilities in the consolidated financial statements of DSM Minera S.A. as of December 31, 2005. This generated goodwill of ThUS$12,566, which will be amortized over a period of 20 years.

The Company will continue to review the valuation at fair value using the term allowed to refine the adjustment as provided in paragraph No. 66 in Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

In this manner, assets and liabilities and shareholders’ equity included in consolidation at their respective fair values as of March 31, 2006 are as follows:

ThUS$

Current assets	3,694
Current liabilities	1,917
Shareholders’ equity	1,777

* On January 31, 2006, DSM Minera S.A. changed its name to Minera Nueva Victoria S.A.

* On January 24, 2006, Soquimich European Holding B.V. and Nutrisi Holding N.V. acquired 334 and 666 shares, respectively of Fenasa S.A. for a sum of ThEU 75,100, thereby increasing their ownership to 33.35% and 66.65%, respectively.

* During February 2006, DSM Minera B.V. changed its name to Iodine Minera BV.

* On May 9, 2006, SQM Industrial S.A. and SQM Potasio S.A. formed Prestadora de Servicios de Salud Cruz del Norte S.A.

The company’s capital amounts to Ch$50,000,000 divided into 5,000 single shares with no par value, no privileges or preferences, which are paid in full upon subscription of shares and through subscription and payment by SQM Industrial S.A. of 4,950 shares for a sum of Ch$49,500,000 paid upon subscription in cash and the subscription and payment by SQM Potasio S.A. of 50 shares for a sum of Ch$500,000 paid upon subscription in cash. The Company’s share capital and the total number of shares in which capital is divided is subscribed and paid in full in the company’s social fund.

c)	Transactions executed in 2005

* Up to December 31, 2004, the financial statements of the subsidiary Fertilizantes Naturales S.A. were considered in consolidation given that the Company maintained the control of this subsidiary (due to its right to manage this subsidiary’s financial and operating policies). Beginning on January 1, 2005, the Company no longer controls this subsidiary and therefore the aforementioned subsidiary has been excluded from consolidation in accordance with letters a) to d) of No.6 in Attachment 1 to Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

* On February 28, 2005, SQM Nitratos S.A. made a capital contribution of ThUS$484 to SQM Corporation N.V., with which it obtained participation of 99.9794% in this subsidiary . SQM S.A. did not concur to this contribution thereby reducing its participation to 0.0002% and ownership held by SQI Corporation N.V. by 0.0204%. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants, this investment was stated using the pooling-of-interests method. This operation gave rise to no goodwill or negative goodwill.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

* In March 2005, the subsidiary Soquimich European Holding B.V. made a capital increase of ThUS$ 411 in its related company Misr Specialty Fertilizers. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and the regulations in Circular No. 1,697 issued by the Chilean Superintendency of Securities and Insurance, the valuation was performed in consideration of the book value of the equity of Misr Specialty Fertilizers as of December 31, 2004, which does not significantly differ from its fair value determined at that date. This operation gave rise to no goodwill or negative goodwill.

* On March 10, 2005, the subsidiary PCS Yumbes SCM, changed its name to Yumbes SCM.

* In April 2005, SQM Nitratos S.A. made a capital contribution of ThUS$ 5,641 in SQM Corporation N.V., thereby obtaining ownership interest of 99.99835% in that subsidiary. SQM S.A. did not participate in this increase and reduced its ownership interest to 0.00002% and that of SQI Corporation N.V. by 0.00163%. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants, this investment was valued using the pooling of interest method. This operation gave rise to no goodwill or negative goodwill.

* In April 2005, the subsidiary SQM Corporation N.V. acquired 13% of the affiliate Abu Dhabi Fertilizers for a sum of ThUS$ 484. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and Circular No. 1697 issued by the Chilean Superintendency of Securities and Insurance (SVS) the Company valued this investment in consideration of the book value of equity of Abu Dhabi Fertilizers as of December 31, 2004, which does not significantly differ from its fair value at that date. This operation gave rise to no goodwill or negative goodwill.

* In April 2005, the subsidiary SQM Corporation N.V. made a capital increase of ThUS$ 5,641 in its subsidiary Soquimich European Holding B.V., the owner of 100% of the shares of this company. This capital increase was valued in accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants and Circular No. 1697 issued by the Chilean Superintendency of Securities and Insurance (SVS). This operation gave rise to no goodwill or negative goodwill.

* On May 11, 2005, SQM Salar S.A. distributed dividends for a sum of ThUS$ 21,500 to its shareholders SQM Potasio S.A. (81.82%) and SQM S.A.(18.18%).

* On May 11, 2005, SQM Potasio S.A. distributed dividends for a sum of ThUS$ 15,000 to its shareholders SQM S.A. (99.98%) and SQM Nitratos S.A.(0.02%).

* On May 11, 2005, SQM Nitratos S.A. distributed dividends for a sum of ThUS$ 16,900 to its shareholders SQM S.A. (99.99%) and Inversiones Pascuala S.A.(0.01%).

* On July 12, 2005, SQM Nitratos S.A. made a capital contribution of ThUS$ 100 in SQM Brazil Ltda. This operation gave rise to no goodwill or negative goodwill. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants, this investment was valued using the pooling of interest method.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

* On July 12, 2005, SQM Brazil Ltda. made a capital increase of ThUS$100. This capital was contributed by SQM Nitratos S.A. thereby obtaining ownership of 96.99% and 3.01 % by SQM S.A. SQM S.A. did not participate in this capital increase and this transaction generated no goodwill or negative goodwill. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants, this investment was valued using the pooling of interest method.

* On August 9, 2005, SQM Nitratos S.A. and SQM S.A. acquired 99 and 1 shares, respectively of Kemira Emirates Fertilizar Company - Fzco in ThUS$ 9,282 paid at the date of the acquisition. In accordance with the provisions of Technical Bulletin No. 72 issued by the Chilean Association of Accountants and Circular No. 1697 issued by the Chilean Superintendency of Securities and Insurance, the preliminary valuation was conducted by identifying the assets and liabilities in the individual financial statements of Kemira Emirates Fertilizar Company - Fzco as of July 31, 2005, by valuing them at their respective fair values, which do not significantly differ from their carrying values determined at that date. Goodwill determined for the purchase of this company amounted to ThUS$2,058, which is amortized over a period of 20 years.

For the acquisition of Kemira Emirates Fertilizar Company - Fzco. the Company used the acquisition method.

The Company will continue to review valuation at fair value and applies the term provided to refine the adjustment established in paragraph 66 of Technical Bulletin No. 72 issued by the Chilean Association of Accountants.

* In September 2005, the subsidiary Soquimich European Holding B.V. and Charlee Industries Co, Ltd. incorporated Charlee SQM (Thailand) Co. Ltd. through a contribution by Soquimich European Holding B.V of ThUS$ 800, which represents ownership of 40% in Charlee SQM (Thailand) Co. Ltd. This operation did not generate any negative goodwill or goodwill. In accordance with Technical Bulletin No. 72 issued by the Chilean Association of Accountants, this investment was valued using the pooling of interest method

* On September 17, 2005, Kemira Emirates Fertilizar Company - Fzco change its name to SQM Dubai - Fzco.

* At the Fifth General Extraordinary Shareholders’ Meeting of SQM Nitratos S.A. held on October 31, 2005, the shareholders unanimously agreed the following:

- Change the line of business of SQM Nitratos S.A. with the purpose of limiting it to mining exploitation operations.

- Spin-off SQM Nitratos S.A. in two companies, SQM Nitratos S.A., which maintains its name and a new company is incorporated, SQM Procesos S.A.

This spin-off will be effective on January 1, 2006.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

* At the Twenty-Second General Extraordinary Shareholders’ Meeting of Yumbes Sociedad Contractual Minera held on December 19, 2005, the shareholders agreed to the transformation of this company to SQM Industrial S.A.

* Assets, liabilities and equity of SQM Industrial S.A. included in consolidation at their respective fair values as of December 31, 2005 are detailed as follows:

ThUS$

Current assets	28,495
Property, plant and equipment	9,710
Other assets	672
Current liabilities	26,795
Long-term liabilities	23
Equity	12,059

In accordance with the provisions of Technical Bulletin No. 72 issued by the Chilean Association of Accountants and regulations contained in Circular No. 1697 issued by the Chilean Superintendency of Securities and Insurance, the company made the valuation by identifying assets and liabilities in the stand-alone financial statements of SQM Industrial S.A. (formerly - PCS Yumbes SCM) as of December 31, 2004, by valuing them at their respective fair values. The methodology applied for the acquisition of SQM Industrial S.A. (formerly - PCS Yumbes SCM), was the acquisition method.

The Company continued to review the valuation during 2005 in accordance with the term allowed to refine the adjustment established in paragraph 66 of Technical Bulletin No. 72 issued by the Chilean Association of Accountants. Accounts that presented the principal variations were property, plant and equipment, the previous valuation of which had been conducted related to the observed or reported status of the asset, in consideration that not all productive processes in plans were working. Therefore and in consideration of background information provided by external experts and our company’s personnel a full review was conducted of the status of these assets, which gave rise to a new evaluation of the fair value of the company’s assets.

This generated goodwill for a sum of ThUS$ 22,255, mainly generated by valuation adjustments explained in the preceding paragraphs, which were made in accordance with generally accepted accounting principles in Chile and specific regulations and instructions provided by the Chilean Superintendency of Securities and Insurance. Goodwill determined will be amortized over a term of 20 years. As of December 31, 2005, the amortized balance amounts to ThUS$ 1,072.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

* On December 28, 2005, SQM Nitratos S.A. sold the 2,000 shares it had of SQM Industrial S.A., equivalent to 0.0046% to SQM Potasio S.A..

d)	Investments with less than 20% participation

Investments in which the Company has less than 20% participation and the capacity to exert significant influence or control over the investment, because SQM forms part of its Board of Directors, have been valued using the equity method.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 10 - Investments in and Receivables from Related Companies (continued)

d)	Detail of investments in related companies

Tax Registration Number	Company	Country of origin	Controlling Currency	Number of shares	Ownership interest		Equity of companies		Book value of investment		Net income (loss)		Equity participation in net income (loss)

					2006	2005	2006	2005	2006	2005	2006	2005	2006	2005

					%	%	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

0-E	Ajay North America LLC	USA	US$	—	49.00	49.00	11,658	12,713	5,421	6,229	186	1,587	374	779
0-E	Nutrisi Holding N.V.	Belgium	US$	—	50.00	50.00	7,752	5,038	3,876	2,519	577	104	289	52
0-E	Misr Specialty Fertilizers	Egypt	US$	—	47.00	47.00	4,503	5,078	2,138	2,411	(276)	(74)	(131)	(35)
0-E	Ajay Europe S.A.R.L.	France	US$	36,700	50.00	50.00	5,481	4,747	1,981	2,373	—	556	(223)	278
0-E	Doktor Tarsa	Turkey	Euros	—	50.00	50.00	5,557	4,960	2,778	2,480	523	594	261	297
0-E	Abu Dhabi Fertilizer
	Industries WLL	UAE	US$	1,961	50.00	37.00	3,981	3,440	1,990	1,723	461	72	230	36
0-E	Charlee SQM Thailand Co. Ltd.	Thailand	US$	—	40.00	—	2,118	—	847	—	118	—	47	—
0-E	Impronta SRL	Italia	Euros	—	50.00	50.00	2,198	1,540	1,099	770	281	638	141	319
0-E	SQM Eastmed Turkey	Turkey	Euros		50.00	50.00	500	476	250	238	—	—	—	—
0-E	Rui Xin Packaging
	Materials Sanhe Co.Ltd	China	US$	—	25.00	25.00	—	482	—	121	—	—	—	—
0-E	Fertilizantes Naturales S.A.	Spain	Euros	—	25.00	25.00	395	—	(132)	(118)	28	—	(9)	(34)
0-E	Agro India Limitada.	India	US$	—	49.00	—	115	—	56	—	—	—	—	—
77557430-5	Sales de Magnesio Ltda.	Chile	—	—	50.00	50.00	990	556	495	278	187	37	94	19
81767200-0	Asoc. Garantizadora Pensiones	Chile	—	—	3.00	3.00	863	804	29	27	—	—	—	—

Total									20,828	19,051

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 11 - Goodwill and Negative Goodwill

Goodwill and negative goodwill and the related amortization is summarized as follows:

a)	Goodwill

		June 30, 2006		June 30, 2005

Tax Registration Number	Company	Amount amortized during the period	Goodwill balance	Amount amortized during the period	Goodwill balance

		ThUS$	ThUS$	ThUS$	ThUS$
96864750-4	SQM Potassium S.A.	72	1,518	72	1,662
96801610-5	Comercial Hydro S.A.	85	1,158	76	1,193
79947100-0	SQM Industrial S.A.	596	20,587	316	12,321
79768170-9	Soquimich Comercial S.A.	—	—	75	47
79626800-K	SQM Salar S.A.	—	—	22	18
78602530-3	Minera Nueva Victoria S.A.	184	2,392	—	—
0-E	Doktor Tarsa	—	—	18	—
0-E	SQM México S.A. de C.V.	28	863	28	919
0-E	Comercial Caiman Internacional S.A.	11	143	11	165
0-E	Fertilizantes Olmeca S.A. de C.V.	28	84	28	140
0-E	Safnits PTY Ltd.	—	—	27	247
0-E	SQM Dubai - FZCO	51	1,934	—	—
0-E	Iodine Minera B.V.	314	12,252	—	—

Total		1,369	40,931	673	16,712

b)	Negative Goodwill

		June 30, 2006		June 30, 2005

Tax Registration Number	Company	Amount amortized during the period	Negative goodwill balance	Amount amortized during the period	Negative goodwill balance

		ThUS$	ThUS$	ThUS$	ThUS$
96575300-1	Minera Mapocho S.A.	68	—	102	169

Total		68	—	102	169

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 12 - Other Long-term Assets

Other long-term assets are summarized as follows:

	2006	2005

	ThUS$	ThUS$
Engine and equipment spare-parts, net	16,911	22,012
Mine development costs	25,121	23,745
Pension plan	1,133	1,133
Construction of Salar-Baquedano road	1,350	1,590
Deferred loan issuance costs	272	663
Cost of issuance and placement of bonds	5,556	—
Other	1,500	1,863

Total	51,843	51,006

Note 13 - Bank Debt

a)	Short-term bank debt is detailed as follows:

Bank or financial institution	2006	2005

	ThUS$	ThUS$
Banco de Credito e Inversiones	50,023	—
Other	1,577	1,250

Total	51,600	1,250

Annual average interest rate	5.49%	3.00%

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 13 - Bank Debt (continued)

b)	Long-term bank debt is detailed as follows:

Bank or financial institution	2006	2005

	ThUS$	ThUS$

Union Bank of Switzerland (1)	204,620	204,620
BBVA Banco Bilbao Vizcaya Argentaria (2)	100,376	100,245

Total	304,996	304,865

Less: Current portion	(204,996)	(4,865)

Long-term portion	100,000	300,000

(1)	U.S. dollar-denominated loan without guarantee, interest rate of 7.7% per annum, paid semi-annually. The principal is due on September 15, 2006.
(2)	U.S. dollar-denominated loan without guarantee, interest rate of Libor + 0.325% per annum, quarterly payment. The principal is due on June 3, 2010.
c)	The maturity of long-term debt is as follows:

Years to maturity	2006	2005

	ThUS$	ThUS$

Current portion	204,996	4,865
1 to 2 years	—	200,000
2 to 3 years	—	—
3 to 5 years	100,000	100,000

Total	304,996	304,865

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 14 – Short and Long-term Obligations with the Public (Promissory Notes and Bonds Payable)

Additional Information

On January 25, 2006, the Company made a placement of Series C bonds for an amount of UF 3,000,000 at an annual rate of 4.00%. This placement achieved collection equivalent to 100% of par value.

On April 5, 2006, the Company made a placement of single-series bonds for an amount of ThUS$200,000 at an annual rate of 6.125%, under the regulations contained in “Rule 144 and regulation S of the U.S. Securities Act of 1933”.

As of June 30, 2006, the short-term portion includes a balance of ThUS$5,398 related to interest accrued at that date. The long-term portion includes an amount of ThUS$298,434 related to principal installments for Series C bonds.

No. of Registration of the Instrument	Series	Nominal Amount	Adjustment Unit	Interest Rate	Final Period	Payment of Interest	Payment of Amortization	06/30/2006	06/30/2005	Placement in Chile abroad

								ThUS$	ThUS$
Current portion of long-term bonds payable
446	C	75,000	UF	4.00%	06/01/2007	Semi-annual	Semi-annual	2,846	—	In Chile
184	Single	—	US$	6.125%	10/15/2006	Semi-annual	Semi-annual	2,552	—	Abroad

Total Current Portion								5,398	—

Long-term bonds payable
446	C	2,925,000	UF	4.00%	12/01/2026	Semi-annual	Semi-annual	98,434	—	In Chile
184	Single	200,000,000	US$	6.125%	04/15/2016	Semi-annual	Semi-annual	200,000	—	Abroad

Total Long-term								298,434	—

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 15 - Accrued Liabilities

As of June 30, 2006 and 2005, accrued liabilities are summarized as follows:

	2006	2005

	ThUS$	ThUS$

Provision for royalties	2,261	1,750
Quarterly bonus	299	248
Provision for employee compensation and legal costs	502	6,669
Taxes and monthly income tax installment payments	2,985	2,622
Vacation accrual	7,970	6,500
Accrued employee benefits	3,574	5,061
Yumbes work	822	1,500
Marketing expenses	2,250	2,050
Other accruals	3,324	890

Total current liabilities	23,987	27,290

Note 16 - Income and Deferred Taxes

a)	At June 30, 2006 and 2005 the Company has the following consolidated balances for retained tax earnings, income not subject to taxes, tax loss carry-forwards and credit for shareholders:

	2006	2005

	ThUS$	ThUS$

Accumulated tax basis retained earnings with tax credit	215,045	127,430
Accumulated tax basis retained earnings without tax credit	90,330	70
Tax loss carry-forwards (1)	213,951	236,277
Credit for shareholders	43,836	25,791
(1)	Income tax losses in Chile can be carried forward indefinitely.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 16 - Income and Deferred Taxes (continued)

The deferred taxes as of June 30, 2006 and 2005 represented a net liability of ThUS$ 37,880 and ThUS$ 39,348, respectively, and consisted of:

	Deferred tax asset		Deferred tax liability

2006	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,448	—	—	—
Vacation accrual	1,266	—	—	—
Unrealized gain on sale of products	15,663	—	—	—
Provision for obsolescence	—	1,599	—	—
Production expenses	—	—	16,696	—
Accelerated depreciation	—	—	—	58,797
Exploration expenses	—	—	—	5,453
Capitalized interest	—	—	—	6,596
Staff severance indemnities	—	—	—	2,584
Accrued expenses	—	140	—	—
Capitalized expenses	—	—	—	1,150
Tax loss carry-forwards	—	31,626	—	—
Losses from derivative transactions	—	—	—	—
Accrued interest	132	—	—	—
Fair value	—	—	—	—
Other	2,132	3,108	—	357

Total gross deferred taxes	20,641	36,473	16,696	74,937
Total complementary accounts	—	(212)	(2,323)	(23,953)
Valuation allowance	(190)	(29,235)	—	—

Total deferred taxes	20,451	7,026	14,373	50,984

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 16 - Income and Deferred Taxes (continued)

	Deferred tax asset		Deferred tax liability

2005	Short-term	Long-term	Short-term	Long-term

	ThUS$	ThUS$	ThUS$	ThUS$
Temporary differences
Allowance for doubtful accounts	1,611	—	—	—
Vacation accrual	1,043	—	—	—
Unrealized gain on sale of products	11,118	—	—	—
Provision for obsolescence	—	2,140	—	—
Production expenses	—	—	19,788	—
Accelerated depreciation	—	—	—	59,211
Exploration expenses	—	—	—	5,072
Capitalized interest	—	—	—	5,859
Staff severance indemnities	—	485	—	2,095
Accrued expenses	—	425	—	—
Capitalized expenses	—	—	—	246
Tax loss carry-forwards	—	42,657	—	—
Losses from derivative transactions	—	—	—	—
Accrued interest	34	—	—	—
Provision for investment contractual obligations	170	—	—	—
Other	1,220	3,033	7	244

Total gross deferred taxes	15,196	48,740	19,795	72,727
Total complementary accounts	—	(4,729)	(2,035)	(25,562)
Valuation allowance	(179)	(33,451)	—	—

Total deferred taxes	15,017	10,560	17,760	47,165

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 16 - Income and Deferred Taxes (continued)

c)	Income tax expense is summarized as follows:

	2006	2005

	ThUS$	ThUS$
Provision for current income tax	(16,960)	(18,645)
Tax expense adjustment (prior year)	(616)	(982)
Effect of deferred tax assets and liabilities	2,746	5,872
Effect of amortization of complementary accounts	(2,155)	(2,397)
Effect of deferred tax assets and liabilities due to changes
in the appraisal allowance	(2,044)	(945)
Other tax charges and credits	(553)	469

Total income tax expense	(19,582)	(16,628)

Note 17 – Staff Severance Indemnities

Staff severance indemnities are summarized as follows:

	2006	2005

	ThUS$	ThUS$
Opening balance	16,415	11,875
Increases in obligation	2,259	2,689
Payments	(891)	(2,048)
Exchange difference	(851)	(394)

Balance as of June 30	16,932	12,122

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 18 - Minority Interest

Minority interest is summarized as follows:

	Equity		Net Income/(Loss)

	2006	2005	2006	2005

	ThUS$	ThUS$	ThUS$	ThUS$
Soquimich Comercial S.A.	31,044	28,282	(115)	(538)
Ajay SQM Chile S.A.	3,593	3,171	(607)	(399)
Cape Fear Bulk LLC	264	243	(220)	(146)
SQM Italia S.R.L	—	29	—	(8)
SQM Nitratos México S.A. de C.V.	(104)	(67)	64	21
Fertilizantes Naturales S.A.	132	235	(9)	(34)
SQM Indonesia S.A.	(21)	(2)	18	—

Total	34,908	31,891	(869)	(1,104)

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 19 - Shareholders’ Equity

a)	Changes to shareholders’ equity consisted of:

	Number of shares	Paid-in capital ThUS$	Other reserves ThUS$	Accumulated deficit of subsidiaries in development stage ThUS$	Retained earnings ThUS$	Net income ThUS$	Total ThUS$

Balance as of January 1, 2005	263,196,524	477,386	150,887	(8,370)	254,493	74,232	948,628
Transfer 2004 net income to retained earnings	—	—	—	—	74,232	(74,232)	—
Declared dividends 2005	—	—	—	—	(48,118)	—	(48,118)
Accumulated deficit from subsidiaries in development stage (1)	—	—	—	—	—	—	—
Other comprehensive income	—	—	(1,310)	—	—	—	(1,310)
Net income for the year	—	—	—	—	—	54,496	54,496

Balance as of June 30, 2005	263,196,524	477,386	149,577	(8.370)	280,607	54,496	953,696

Balance January 1, 2006	263,196,524	477,386	157,287	(8,370)	280,607	113,506	1,020,416
Transfer 2005 net income to retained earnings	—	—	—	—	113,506	(113,506)	—
Declared dividends 2006	—	—	—	—	(73,647)	—	(73,647)
Other comprehensive income (1)	—	—	(1,910)	—	—	—	(1,910)
Net income for the year	—	—	—	—	—	75,262	75,262

Balance as of June 30, 2006	263,196,524	477,386	155,377	(8.370)	320,466	75,262	1,020,121

(1)	Other comprehensive income includes translation adjustments and the effect of changes in the valuation of the Company’s under-funded pension as of June 30, 2005 and 2006.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 19 - Shareholders’ Equity (continued)

b)	The composition of other comprehensive income as of June 30, 2006 is as follows:

Detail		For the year ended June 30, 2006	As of June 30, 2006

		ThUS$	ThUS$
Technical appraisal		—	151,345
Changes to other comprehensive income from equity method investments:
Soquimich Comercial S.A.	(1)	(1,973)	4,295
Isapre Note Grande Ltda.	(1)	—	(83)
Inversiones Augusta S.A.	(1)	—	(761)
SQM Ecuador S.A.	(2)	—	(270)
Almacenes y Depósitos Ltda.	(1)	—	22
Asociación Garantizadora de Pensiones	(1)	(1)	(12)
Sales de Magnesio Ltda.	(1)	—	59
Other Companies	(1)	64	782

Total other comprehensive income		(1,910)	155,377

(1)	Corresponds to translation adjustments and monetary correction
(2)	Corresponds to the translation adjustment produced by the application of a new law implemented by the Ecuadorian Government
c)	Capital consists of 263,196,524 fully authorized, subscribed and paid shares with no par value, divided into 142,819,552 Series A shares and 120,376,972 Series B shares.

The preferential voting rights of each series are as follows:

Series A :		If the election of the president of the Company results in a tied vote, the Company’s directors may vote once again, without the vote of the director elected by the Series B shareholders.
Series B :	1)	A general or extraordinary shareholders’ meeting may be called at the request of shareholders representing 5% of the Company’s Series B shares.
	2)	An extraordinary meeting of the Board of Directors may be called with or without the agreement of the Company’s president, at the request of a director elected by Series B shareholders.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 20 – Derivative Instruments

Derivative instruments are recorded at their fair value at year-end. Changes in fair value are recognized in income with the liability recorded in other current liabilities. Losses from options relate to fees paid by the Company to enter into such contracts. As of June 30, 2006 the Company’s derivative instruments are as follows:

2006 Type of derivative	Notional or covered amount	Expiration	Description of the contract type	Position purchase/sale	(Liability)Asset amount	Income (loss) recorded

	ThUS$				ThUS$	ThUS$
US dollar Forward	5,000	3rd quarter of 2006	Exchange rate	S	(192)	(192)
US dollar Forward	5,000	3rd quarter of 2006	Exchange rate	S	(192)	(192)
US dollar Forward	4,361	3rd quarter of 2006	Exchange rate	P	208	208
US dollar PUT	20,000	3rd quarter of 2006	Exchange rate	S	(78)	(78)
US dollar PUT	20,000	4th quarter of 2006	Exchange rate	S	(256)	(256)
US dollar PUT	3,046	3rd quarter of 2006	Exchange rate	P	(23)	(23)
US dollar PUT	27,792	3rd quarter of 2006	Exchange rate	P	(146)	(146)
Swap	102,630	3rd quarter of 2006	Interest rate	P	(1,280)	(1,280)

	187,829				(1,959)	(1,959)

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 21 - Non-Operating Income and Expenses

Amounts included in non-operating income and expenses are summarized as follows:

a)	Non-operating income

	2006	2005

	ThUS$	ThUS$
Interest income	6,096	2,865
Prior period equity value income	—	1,164
Reversal of allowance for doubtful accounts	62	394
Insurance recoveries	117	107
Rental of property, plant and equipment	497	497
Fines collected from third parties	263	16
Equity participation in net income of unconsolidated subsidiaries	1,144	1,764
Compensation obtained from third parties	—	737
Sale of Antucoya	753	—
Discounts obtained	336	289
Other income	697	655

Total	9,965	8,488

b)	Non-operating expenses

	2006	2005

	ThUS$	ThUS$
Write-off of investments	4,122	6,367
Interest expense	14,193	8,471
Equity participation in net losses of unconsolidated subsidiaries	131	35
Amortization of goodwill	1,369	673
Work disruption expenses	1,500	195
Net foreign exchange	3,096	3,136
Consulting service fees	367	84
Training and grant expenses	122	149
Loss of value in permanent investments	—	500
Amortization of intangible assets	202	236
Non-recoverable taxes	336	131
Increase in provision for employee compensation and legal costs	15	4,730
Other expenses	1,848	671

Total	27,301	25,378

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 22 – Price-level Restatement

Amounts charged or credited to income relating to price-level restatement are summarized as follows:

	(Charge) credit to income from operations

	2006	2005

	ThUS$	ThUS$
Property, plant and equipment	73	63
Other assets and liabilities	72	3
Shareholders’ equity	(905)	(780)

Net price-level restatement	(760)	(714)

Note 23 – Assets and Liabilities Denominated in Foreign Currency

	2006	2005

	ThUS$	ThUS$
Assets
Total assets
Chilean pesos	50,875	48,872
US dollars	1,699,856	1,259,493
Euros	56,602	35,548
Japanese Yen	7,934	4,468
Brazilian Real	(695)	320
Mexican pesos	16,451	10,208
UF	64,689	90,872
South African Rand	10,678	6,248
Dirhams	10,832	—
Other currencies	2,852	3,701
Current liabilities
Chilean pesos	74,755	55,096
US dollars	305,967	53,148
Euros	7,975	7,861
Japanese Yen	35	32
Brazilian Real	1,554	1,034
Mexican pesos	3,605	3,102
UF	8,733	2,490
Dirhams	558	—
South African Rand	1,264	1,459
Other currencies	347	196
Long-term liabilities
Chilean pesos	16,897	10,799
US dollars	143,862	337,812
Japanese Yen	129	114
UF	299,362	998
Other currencies	2	2

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 24 – Expenses Incurred in the Issuance Shares and Debt Titles

Expenses incurred in the issuance and placement of bonds are presented under Other long-term assets, the portion to be amortized within one year is presented within Other current assets, which are amortized using the straight-line method, in accordance with the period for issuance of documents. This amortization is presented as interest expense.

As of June 30, 2006, issuance expenses net of amortization amount to ThUS$6,629. Issuance expenses include disbursements related to reports issued by risk classifiers, legal and financial advisories, taxes, printing and placement fees. Amortization for the three-month period ended June 30, 2006 amounted to ThUS$156.

Note 25 - Cash Flow Statement

Amounts included in other investing income are summarized as follows:

	2006	2005

	ThUS$	ThUS$
Repayment of employee loans	—	3
Compensation obtained from third parties	—	737
Cash included in cash equivalent	24,271	—
Income from sale of mining concessions	911	—

Total	25,182	740

On April 5, 2006, Sociedad Química y Minera de Chile S.A. has placed abroad and under Rule 144 A and regulation S of the U.S. Securities Act of 1933, a new bond issuance for a sum of US$ 200 million at an annual interest rate of 6.125%. Interest will be paid semi-annually and principal will be paid in a single installment during April 2016.

Note 26 – Commitments and Contingencies

I.	Contingencies:
(a)	Material lawsuits or other legal actions of which the Company is party to:

1.	Plaintiff	: Miguel Negrete Ubeda
	Defendants	: Marco Antonio Ortiz Castillo y SQM Nitratos S.A. and its insurers
	Date of lawsuit	: May 2004
	Court	: First Civil Court of Antofagasta
	Cause	: Work accident
	Instance	: First instance sentence. Fine of ThCh$ 15,000
The appeal is pending.
	Nominal amount	: ThUS$ 150

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

2.	Plaintiff	: Mario Miles Andrade
	Defendants	: Constructora Fe Grande S.A. and subsidiary and jointly and severally SQM S.A. and its insurers
	Date of lawsuit	: June 2005
	Court	: Labor Court of Antofagasta
	Cause	: Work accident
	Instance	: The demand has been contested
	Nominal amount	: ThUS$ 270

3.	Plaintiff	: Gabriela Véliz Huanchicay
	Defendants	: Gilberto Mercado Barreda and subsidiary and jointly and severally SQM Nitratos S.A. and its insurers
	Date of lawsuit	: August 2005
	Court	: 4th Civil Court of Santiago
	Cause	: Work accident
	Instance	: Observations to the evidence
	Nominal amount	: ThUS$ 1,350

4.	Plaintiff	: Electroandina S.A.
	Defendants	: Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	: September 2005
	Court	: Court of arbitration
Cause

: Early termination or partial modification or temporary suspension of the Electrical Supply Agreement entered on February 12, 1999 by virtue of supposedly unforeseen events that would result in an increase in the cost of or restricted the supply of natural gas from Argentina

	Instance	: Evidentiary stage
	Nominal amount	: The amount has not been determined yet

5.	Plaintiff	: Juana Muraña Quispe
	Defendants	: Intro Ingenieria Limitada and subsidiary and jointly and severally SQM S.A. and its insurers
	Date of lawsuit	: October 2005
	Court	: 25th Civil Court of Santiago
	Cause	: Work accident
	Instance	: Evidentiary stage
	Nominal amount	: ThUS$1,500

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

1.	Contingencies (continued):

6.	Plaintiff	: Norgener S.A.
	Defendant	: Sociedad Química y Minera de Chile S.A.
	Date of lawsuit	: April 2006
	Court	: Arbitration Court
Cause

: Modification of the price of energy sold and of the indexation system indicated in the Electrical Energy Supply Agreement entered on January 13, 1998, by Virtue of that indicated, in the plaintiff’s opinion, in this agreement.

	Instance	: Rejoinder
	Nominal amount	: Amount not determined.

7.	Plaintiff	: Marina Arnéz Valencia
	Defendant	: SQM S.A. and its insurance companies
	Date of lawsuit	: April 2006
	Court	: 2nd Civil Court of Santiago
	Cause	: Work accident
	Instance	: Conciliation audience
	Nominal amount	: ThUS$ 500

8.	Plaintiff	: Empresa de Servicios de Montaje Ltda.
	Plaintiff	: SQM S.A.
	Date of lawsuit	: May 2006
	Court	: 4th Civil Court of Antofagasta
	Cause	: Divergences related to the agreement for the improvement of compressors and of assembly of capacitors in Pedro de Valdivia crystallization plant and compensation For damage.
	Instance	: Response
	Nominal amount	: ThUS$ 270
(b)	Models for the Production of the María Elena Site

The Company is currently implementing different projects related to the María Elena Site Decontamination Plan (Note 30).

Projects that are being implemented in the María Elena site, a priori, do not generate any significant changes in the current mining reserves or forecasted production volumes.

The final execution of these projects is subject to the approval of environmental impact studies presented last December to the respective authorities.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

(c)	Other

The Company and its subsidiaries are involved in litigation in the ordinary course of business. Based on the advice of counsel, management believes the litigation will not have a material effect on the consolidated financial statements.

Note 26 – Commitments and Contingencies (continued)

II.	Commitments:
(a)

The subsidiary SQM Salar S.A. maintains an agreement with a government agency, whereby the Company must make annual payments until 2030 based on the Company’s annual sales. This amount, which has been paid since the beginning of the agreement in 1996, was ThUS$ 4,426 in 2006 (ThUS$ 3,192 in 2005).

(b)

The Company has certain indirect guarantees, which relate to agreements with no remaining payments pending. These guarantees are still in effect and have been approved by the Company’s Board of Directors; however, they have not been used by the subsidiaries.

(c)

Bank debt of SQM S.A. and its subsidiaries has no restrictions or terms other than those that might usually be found in identical debt in the financial markets, such as maximum indebtedness and minimum equity among others.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 27 – Third Party Guarantees

As of June 30, 2006 and 2005 the Company has the following indirect guarantees outstanding:

	Debtor		Balances outstanding

Beneficiary	Name	Relationship	2006	2005

			ThUS$	ThUS$
Phelps Dodge Corporation	SQM Potasio S.A.	Subsidiary	—	1,019
BBVA Banco Bilbao Vizcaya Argentaria.	Royal Seed Trading Corp. A.V.V.	Subsidiary	100,376	100,245

Note 28 – Sureties Obtained from Third Parties

Joint and several guarantee of up to ThUS$ 1,000 made by Tattersall Comercial S.A. to secure to Soquimich Comercial S.A. compliance with obligations contained in the commercial mandate agreement for the distribution and sale of fertilizers.

Note 29 - Sanctions

During 2006 and 2005, the SVS did not apply sanctions to the Company, its directors or managers.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 30 – Environmental Projects

Disbursements incurred by the Company as of June 30, 2006 relating to its investments in production processes and compliance with regulations related to industrial processes and facilities are as follows:

Project	2006	Future Disbursements

	ThUS$	ThUS$
Environmental department	294	889
Risk and security management	667	1,092
Dust emission control	1,006	20
Light normalization	1,014	250
Exchange bank authorization	236	64
Environmental studies – Region I of Chile project	279	309
Maria Elena archeology	502	498
Waste water treatment plant, washing surface P. Valdivia. N. Victoria. P. Blanca.	—	240
Equipment washing system	18	151
Implementation of waste water line for María Elena Treatment Plant.	6	44
Infrastructure, equipment New Offices María Elena Environment	11	3
Hospital Monitoring Station Project	1	20
Improvements in salt deposit environment	121	199
Atacama Salt Deposit Hydrologic Model	176	—
Tourist Support in Salt Deposit (Soncor)	36	44
EIA Salar	583	545
Environmental assessment for the KNO3 Plant	—	25
Environmental commitments Region I of Chile	—	311
Regularization of drinking water 2	18	42
Nueva Victoria Plant Environmental Normalization	25	—

Total	4,993	4,746

Protecting the environment, both in regards to the Company’s productive processes and the manufactured goods, is a constant concern for SQM.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 30 – Environmental Projects (continued)

SQM is currently implementing an Environmental Management System, which is based on the ISO 14000 standard, with which the Company will improve its environmental performance. The implementation program stipulates that all the operations maintained by the Company in Regions I and II of Chile, will have a fully implemented Environmental Management System by late 2005.

Processes where sodium nitrate is used as a raw material are carried out in geographical areas such as the desert with favorable weather conditions for drying solid materials and evaporating liquids used in solar energy. The extraction of minerals in open pit mines, given their low waste-to-mineral ratio, gives rise to waste deposits that have little impact on the environment. The extraction process and ore crushing produce particles that are consistent with the industry of operation.

On August 10, 1993, the Ministry of Health published a resolution under the Sanitary Code that established that the levels of breathable particles present at Maria Elena Plant exceeded the level allowed for air quality and, consequently, affected the nearby city of Maria Elena. Particles mainly come from dust that results from processing the sodium nitrate, particularly at the crushing process prior to leaching. The Company has implemented a series of measures that have shown notable improvement in air quality at María Elena. A new decontamination plan for this area, released on March 13, 2004, is intended to meet air quality standards by April 1, 2006. On December 30, 2004, the Company submitted a proposal entitled “Technological Change at María Elena”, which intends to reduce particle emission, to the government’s Environmental Impact Evaluation System. This proposal is presently pending evaluation by the environmental regulators, whose decision should be made public during the first semester of 2005.

Ore treatment operations, as they are controlled processes, produce solid residual materials that are the non-soluble by product and a certain degree of moisture.

SQM entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Atacama Salt Mine lagoons. Such research includes a population count of the birds and wildlife, breeding research, additional behavior research and the climate phenomena of the area.

Consistent with the Company’s ongoing commitment with the environmental authorities, the Company actively participates in the Joint Monitoring Research project for the Atacama Salt Mine watershed along with other mining companies that make use of the water resources that supply the Atacama Salt Mine. To perform this study, SQM has involved diverse scientists from prestigious research institutions such as Dictuc of Pontificia Universidad Católica, the University of Nevada, Cornell University and the University of Binghamton in New York.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

Note 31 – Significant Events

1. On January 17, 2006, the Company informed the Superintendency of Securities and Insurance that Mr. Bernard Descazeaux Aribit resigned to his position of General Manager of Soquimich Comercial S.A. and assumed responsibility for the operations of SQM S.A. in Mexico and Central America. The Board of Directors accepted his resignation.

Likewise, at the Ordinary Board of Directors’ Meeting held on January 16, 2006, the directors accepted the appointment of Mr. Juan Carlos Barrera Pacheco as replacement and new General Manager of Soquimich Comercial S.A. These changes will be effective beginning on March 1, 2006.

2. On January 19, 2006, the Company informed the SVS that Sociedad Química y Minera de Chile S.A. and certain of its subsidiaries have acquired, on this same date from the DSM Company Group from the Netherlands, all the shares of certain companies that participate in the markets for the production and commercialization of iodine and iodine by-products in Chile and abroad. Accordingly, SQM has acquired the mining and water rights, industrial plants, regulating permits and remaining assets pertaining to these companies, which will allow it have in the future proper installed capacity to produce 2,200 additional tons of iodine per year in Chile.

The purchase and sale price was ThUS$ 72,000 and this was paid in cash. This, with no prejudice of certain minor adjustments that should be made in respect to this price in the short-term and with no prejudice of the purchase of accounts receivable and finished products and of the charge to the values of these accounts and products of certain liabilities that were a part of the accounting of such three new subsidiaries of SQM S.A., namely, DSM Minera S.A., DSM Minera B.V. and Exploraciones Mineras S.A.

3. On January 24, 2006, Sociedad Química y Minera de Chile S.A has placed in the domestic market one bond with no guarantee for the nominal amount of UF 3 million. This placement is paid within a term of 21 years with an annual interest rate of 4.00% to refinance liabilities and to fund investment projects for the year 2006.

4. On March 29, 2006, the Company informed the SVS that the Board of Directors of Sociedad Química y Minera de Chile (SQM), at their meeting held on April 28, 2006, unanimously agreed to propose the payment of a final dividend of US$0.27981 per share in favor of those shareholders of SQM that are registered in the related Shareholders’ Registry during the fifth business day prior to the date in which the bond will be paid.

This proposal, upon approval by the shareholders at the next General Ordinary Shareholders’ Meeting that will be held on April 28, 2006, will allow that the Company be able to effectively pay and distribute, in conformity that provided in the related dividend policy, an annual dividend equivalent to 65% of net income distributable obtained during 2005.

5. On March 29, 2006, the Company informed the SVS that Sociedad Química y Minera de Chile S.A. is negotiating the possible placement abroad of a new bond issuance for an approximate amount of US$ 200 million that will be paid in a single installment at the expiration of the ten-year period and which will be used to pay liabilities for the same sum which expire in September 2006.

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SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Notes to the Consolidated Financial Statements

(A translation of the original in Spanish- see note 2 (a))

6.- On April 5, 2006, the Company communicated to the Chilean Superintendency of Securities and Insurance (SVS) that Sociedad Química y Minera de Chile S.A. has placed abroad and under the regulations contained in “Rule 144 A and regulation S of the U.S. Securities Act of 1933”, a new bond issuance for a sum of US$ 200 million at an annual interest rate of 6.125%. Interest will be paid semi-annually and principal will paid in a single installment in April 2016.

Note 32 – Subsequent Events

Management is not aware of any significant subsequent events that have occurred after June 30, 2006 and that may affect the Company’s financial position or the interpretation of these financial statements, (August 4, 2006).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
Conf:	/s/ Ricardo Ramos

Ricardo Ramos
Chief Financial Officer
Date:	September 5, 2006